Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

23andMe, Inc.:

We consent to the use of our report dated March 25, 2021, with respect to the consolidated balance sheets of 23andMe, Inc. as of December 31, 2020 and March 31, 2020, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the nine-month period ended December 31, 2020 and each of the years in the two-year period ended March 31, 2020, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Santa Clara, California

May 4, 2021